Fortuna announces change in the Board of Directors and Management

Vancouver, December 8, 2016-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) Mr. Jorge A. Ganoza, President, CEO and Director of Fortuna, is pleased to announce the appointment of Mr. Alfredo Sillau to the Board of Directors of the Company.

Mr. Sillau is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds.  Previously, Alfredo headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011.  As CEO of Compass, Mr. Sillau actively took part in the structuring, promoting and management of investment funds with approximately US$500 million in assets under management.  Mr. Sillau is a Harvard graduate and board member of Cosapi S.A., the second largest engineering and construction firm in Peru, and of Pecsa S.A., a company that operates gas stations in Peru.

Mr. Ganoza also announces that the company has promoted Mr. Eric Chapman, Corporate Head of Technical Services of Fortuna, to the new position of Vice President of Technical Services effective January 1, 2017.

Mr. Chapman is a resource geologist with 15 years’ experience in the mining industry who has provided technical guidance to Fortuna since 2011.  Prior to joining the company, Eric was a Senior Consultant to Snowden Mining Industry Consultants working on a variety of mine and exploration projects in Africa and the Americas.  Mr. Chapman has a B.Sc. in Geology from the University of Southampton in the UK, and an M.Sc. in Mining Geology from the Camborne School of Mines.  Eric is a Qualified Person as defined by NI 43-101, being a Chartered Geologist (C.Geol) of the Geological Society of London and a Professional Geoscientist (P.Geo) of the Association of Professional Engineers and Geoscientists of British Columbia.

Simon Ridgway, Chairman of the Board of Fortuna, commented, “I want to extend a warm welcome to Alfredo and look forward to his contributions.”  Mr. Ridgway continued, “Exciting times for Fortuna as we continue diligently working towards a construction decision next year on the Lindero gold Project located in the Salta Province, Argentina.”

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious and base metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina.  The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.